Microsoft Word 11.0.6502;Sub-Item 77C: Submission of matters to a vote of Securities Holders.

(a) September 6, 2005 Special Meeting of Shareholders of the Goldman Sachs Emerging Markets Debt Fund - Class A and Institutional Shares.

(b)      None.

(c) Proposal to change the fund's sub-classification under the Investment Company Act of 1940, as amended, from a diversified company to a non-diversified company and the elimination of a related investment limitation.

                    For            Against                     Abstain
            2,419,994.164         73,124.941                 70,112.480

(d) None.